NUVEEN INVESTMENT TRUST II

NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Fund Advisors, LLC, a Delaware limited liability company (the “Manager”) and Santa Barbara Asset Management, LLC, a Delaware limited liability company (the “Sub-Adviser”) have entered into a Sub-Advisory Agreement, pursuant to which the Sub-Adviser furnishes investment advisory services to a series of Nuveen Investment Trust II as listed on attached Schedule A; and

WHEREAS, pursuant to the terms of the Agreement, the Agreement shall continue in force from year to year after the initial effective period, provided that such continuance is specifically approved for each Portfolio (as defined in the Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of Nuveen Investment Trust II, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreement with respect to each Portfolio until August 1, 2020, in the manner required by the Investment Company Act of 1940.

Dated as of July 24, 2019

NUVEEN FUND ADVISORS, LLC

By:	/s/ Christopher M. Rohrbacher
Managing Director

ATTEST:

/s/ Virginia O’Neal

SANTA BARBARA ASSET MANAGEMENT, LLC

By:	/s/ Avi Mizrachi
Its:	Senior Managing Director

ATTEST:

/s/ Joli P. Twiss

SCHEDULE A TO SUB-ADVISORY AGREEMENT NOTICE OF CONTINUANCE

AGREEMENTS BETWEEN NUVEEN FUND ADVISORS, LLC AND SANTA BARBARA ASSET MANAGEMENT, LLC

Fund in Nuveen Investment Trust II	Date of Contract	Date of Renewal

Nuveen Santa Barbara Dividend Growth Fund	10-1-14	8-1-19
Nuveen Santa Barbara International Dividend Growth Fund	10-1-14	8-1-19
Nuveen Santa Barbara Global Dividend Growth Fund	10-1-14	8-1-19